Azzurro Solutions Corp.

V Osikách, 24, Dolni Mecholupy, Prague, Czech Republic 10900

Tel: (702) 703-6003, Email: Azzurrogroup@yandex.com

March 5, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549
www.sec.gov

Re: Azzurro Solutions Corp.

Registration Statement on Form S-1

Filed January 29, 2021

File No. 333-252535

Dear Mr. Scott Anderegg,

We received your letter dated February 17, 2021, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 29, 2021. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Registration Statement on Form S-1 filed January 29, 2021

Risk Factors

Our Sole Officer and Director Resides Outside the United States of America, page 7

1. Please augment your risk factor to also disclose an investor's ability to bring an original action in a Czech Republic court to enforce liabilities based upon the U.S. federal securities laws gainst the President of your company.

Our Response:  We have augmented our risk factor to also disclose an investor's ability to bring an original action in a Czech Republic court to enforce liabilities based upon the U.S. federal securities laws against the President of our company.

Description of Our Business, page 14

2. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

Our Response:  We have revised our prospectus, including the cover page and prospectus summary, to disclose that we are a shell company. We have also disclosed in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status and the potential reduced liquidity or illiquidity of your securities.

Selling Stockholders, page 22

3. We note that according to your chart, the selling stockholders own 180,000 shares before the offering and will own 180,000 shares after the offering. Please revise for accuracy and consistency.

Our Response:  We have revised our chart in accordance with the comment of the Commission.

Thank you.

Sincerely,

/S/ Hanna Selyska

Hanna Selyska, President